Exhibit 4.2

Executive Employment Agreement page 1

Novogen - Executive Employment Agreement

General terms

1	Commencement of employment

1.1	Commencement

The Executive’s employment with the Company will commence on the date specified in Item 1 of Schedule 1 (“Commencement Date”) and will continue until terminated in accordance with clause 12.

1.2	Probationary period

The Executive’s employment with the Company is not subject to a probation period.

2	Employment and Duties of Executive

2.1	Position

The Company will employ the Executive and the Executive will work only for the Company (and the Group):

(a)	in the Position at the Location; and

(b)	in any additional or reasonably comparable substituted position directed by the Company and to which the Executive is appointed by the Company, after consultation with the Executive.

2.2	Responsibilities to the Company

The Executive is responsible to the Company and must:

(a)	comply with all reasonable and lawful directions of the Company; and

(b)	provide the Company with information and reports:

(i)	as to the affairs of the Company as the Company may request from time to time; and

(ii)	so as to keep the Company fully informed of all material developments in or relevant to the Company’s affairs within the scope of their duties.

2.3	Duties and powers of the Executive

The Executive must faithfully and diligently perform their duties and exercise their powers consistent with the Position:

(a)	as may be varied from time to time by the Company;

(b)	as assigned to or vested in the Executive from time to time by the Company; and

(c)	in accordance with the rules and procedures of the Company (including any authority levels or governance guidelines).

2.4	Continuation of this Agreement

For the avoidance of doubt, the terms of this Agreement continue to apply even if:

(a)	the powers and duties of the Position are varied in accordance with clauses 2.1 or 2.3;

(b)	the Executive is appointed to another position of employment with the Company or a Group Company; or

(c)	the Location of the Position is changed with the Executive’s agreement.

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3	Other activities

3.1	Other activities and interests

The Executive must not at any time during their employment without the written consent of the Company, be:

(a)	employed in or provide services to any other company, business or occupation; or

(b)	engaged in any other activity or have any other interest (direct or indirect) which gives rise (or may be reasonably expected to give rise) to a conflict between the personal interest of the Executive in respect of that activity or interest and their obligations to the Company or a Group Company.

3.2	Permissible conduct

Despite the provisions of clause 3.1, the Executive may hold up to 5% of the equity (directly or through nominees) in any company, whether listed or not on any recognised stock exchange.

3.3	Professional development

The Executive must keep themselves informed of general business developments, and develop professional knowledge with respect to the business activities of the Company and the Group.

3.4	Involvement with professional bodies

Despite the provisions of clause 3.1, the Executive is not prevented from reasonable involvement in any professional or educational activity or body.

4	Company Policies

(a)	The Executive’s employment with the Company will be subject to the Company Policies.

(b)	The Executive acknowledges and agrees:

(i)	to review the Company Policies;

(ii)	to remain familiar with the Company Policies throughout the Executive’s employment; and

(iii)	to comply with directives and procedures stated in Company Policies as they operate from time to time.

5	Hours of work

5.1	Usual hours

The Executive’s Usual Hours of work will be an average of 38 hours per week, worked on Monday to Friday inclusive (“Usual Hours”). The Executive will also be required to work additional hours beyond the Executive’s Usual Hours, including work on a Saturday or Sunday (“Additional Hours”) as required by business demands and the proper discharge of the Duties. The Executive acknowledges that given the nature of the Position and the remuneration payable under this agreement the requirement to work Additional Hours is reasonable.

5.2	Averaging of hours

The Executive’s average hours worked per week will be calculated;

(a)	during the Executive’s first 12 months of employment, over the Executive’s period of continuous service with the Company; and

(b)	after the Executive has worked with Company for 12 months, over the Executive’s last 12 months of continuous service with the Company.

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5.3	Payment for hours worked

The Executive agrees and acknowledges that:

(a)	the Executive’s remuneration comprises compensation for:

(i)	Usual Hours; and

(ii)	all and any Additional Hours, worked by the Executive; and

(b)	the Executive is not entitled to payment of any amount in addition to the Remuneration Package for any hours worked by the Executive outside the Usual Hours.

6	Remuneration

6.1	Remuneration package

(a)	The Executive will receive an annual Remuneration Package comprising a combination of:

(i)	Base Salary of the amount in Item 3 of Schedule 1 (“Base Salary”) which will be payable in equal monthly installments;

(ii)	superannuation contributions required by law to be made by the Company in respect of the Executive (which is to be paid into a complying superannuation fund agreed by the parties);

(iii)	other benefits specified in Item 4 of Schedule 1.

(b)	The Remuneration Package is subject to the deduction, or withholding of any amounts on account of, any applicable taxation.

6.2	Remuneration review

The Remuneration Package is subject to annual review with any changes effected on the date in Item 5 of Schedule 1.

6.3	No Director’s remuneration

The Remuneration Package is paid in respect of all services provided by the Executive to the Company and all Group Companies under this Agreement, including services in connection with holding office as a director of the Company or of any Group Company. No separate amount is payable by the Company to the Executive in respect of their services as a director of the Company or of any Group Company or other services to those entities.

6.4	Reimbursement of expenses

Subject to clause 6.5, the Company must reimburse the Executive for all out-of-pocket expenses which have been reasonably incurred by the Executive in the performance of the Duties, provided that:

(a)	the Executive has provided the Company or their nominee with evidence of the incurring of the expenses as the Company reasonably requires; and

(b)	the Executive has not exceeded any annual expenditure budget in respect of those expenses.

6.5	Deductions

The Company may deduct from salary or other sums due to the Executive (including, to the extent permitted by law, amounts payable on the cessation of the Executive’s employment) any amounts owed by the Executive on any account to the Company.

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7	Annual leave

7.1	Annual leave entitlement

The Executive is entitled to paid annual leave of 20 working days for each completed year of employment with the Company.

7.2	Time for taking annual leave

Annual leave is to be taken at a time or times agreed between the Executive and the Company, taking into account the Company’s operational requirements and the Executive’s holiday options. The Executive should obtain written approval prior to booking travel or accommodation.

7.3	Right to direct leave

(a)	Despite clause 7.2, if agreement about the taking of leave is not reached between the parties, the Company may direct the Executive to take leave at any time by giving the Executive one month’s notice in writing.

(b)	The Company may also direct you to take annual leave during a closure of its offices over the Christmas and New Year period. If the Executive does not have sufficient annual leave accrued to cover the closure period, the Company may allocate to the directed leave, leave which accrues at a later stage.

8	Personal / carer’s leave

8.1	Entitlement

The Executive will be entitled to 10 days paid personal leave for each 12 months employment with the Company.

8.2	When it may be taken

Personal leave may be taken where:

(a)	(sick leave): the Executive is prevented from attending work due to personal illness or injury;

(b)	(carer’s leave): the Executive is required to provide care or support to a member of their immediate family or household who requires support because of:

(i)	a personal illness or injury;

(ii)	an unexpected emergency affecting the member.

8.3	Accrual of leave

Unused personal leave will accrue from year to year. However, the maximum amount of paid carer’s leave the Executive may take in any 12 month period is capped at 10 days.

8.4	Unpaid personal leave

Where the Executive has exhausted their personal leave entitlements, they may also take 2 days of unpaid leave for each occasion on which a member of their immediate family or household requires care or support because of:

(a)	a personal illness, or injury, of the member; or

(b)	an unexpected emergency affecting the member.

8.5	Evidence

The Executive’s entitlement to take and receive payment for any personal leave under this clause is conditional upon the Executive providing the Company:

(a)	a medical certificate (or if not practicable a statutory declaration) evidencing that the Executive is not fit to attend work (for sick leave) or the condition of the Executive’s family or household member requiring the Executive’s care (for carer’s leave);

(b)	reasonable evidence of an unexpected emergency under clauses 8.2(b)(ii) or 8.4(b).

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9	Compassionate Leave

The Executive is entitled to take compassionate leave in accordance with the Fair Work Act 2009 (Cth).

10	Parental leave

The Executive is entitled to take parental leave in accordance with the Fair Work Act 2009 (Cth).

11	Long service leave

The Executive is entitled to long service leave in accordance with the applicable legislation in the Location.

12	Termination

12.1	Termination on notice

This Agreement may be terminated by either party providing the period of written notice of termination specified in Item 6 of Schedule 1 to the other party. The Company may terminate the Executive’s employment by making a payment of Base Salary plus superannuation contributions in lieu (in whole or in part) of this notice period.

12.2	Summary termination by the Company

Notwithstanding the provisions of clause 12.1 the Company may, at any time by notice in writing, summarily terminate the Executive’s employment (that is, immediately and without payment in lieu of notice) if the Executive:

(a)	engages in any act or omission constituting serious misconduct;

(b)	is unfit to perform duties due to intoxication by alcohol or drugs;

(c)	in the reasonable opinion of the Company, materially or persistently fails or neglects to perform or carry out their powers or Duties;

(d)	commits a serious or persistent breach or non-observance of:

(i)	a term or terms of this Agreement;

(ii)	industry standards; or

(iii)	a policy or policies in the Company Policies;

(e)	is convicted of a criminal offence which in the reasonable opinion of the Company might tend to injure the reputation or the business of the Company or the Group;

(f)	refuses or neglects to comply with any lawful and reasonable order given to the Executive by the Company or any other person duly authorised by the Company;

(g)	breaches or threatens to breach a regulatory compliance requirement which causes the Company or the Group to:

(i)	lose a licence or its compliance status;

(ii)	put a licence or its compliance status at risk; or

(iii)	be subjected to a “show cause” notice issued by a Government Agency, in respect of the Company or the Group operating the Business;

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(h)	is bankrupt or suspends payment or compounds with or assigns their estate for the benefit of their creditors;

(i)	is continually and repeatedly absent from their employment during normal working hours for reasons other than holiday leave, leave arising from sickness or disability or other absences that are approved by the Company;

(j)	has provided the Company with information about the Executive’s qualifications, experience, character or reputation which is misleading or was intended to be false or misleading; or

(k)	is incapacitated from performing their duties for an aggregate period of three months in any period of 12 months.

12.3	Investigation

If it is alleged that the Executive has engaged in conduct of a type referred to in clause 12.2 or, if in the reasonable opinion of the Company the circumstances warrant:

(a)	the Company may appoint a person to conduct any investigation they think fit into the allegations or the relevant circumstances (this includes but is not limited to requiring drug and alcohol testing or other medical examinations to establish the Executive’s fitness for work); and

(b)	the Executive must attend the offices of the Company or elsewhere and give information, explanation or other assistance to the person conducting the investigation, as reasonably required by the Company or any other person authorised by the Company.

12.4	Suspension

During the whole or part of a period of investigation conducted under clause 12.3, the Company may, in their absolute discretion, decide to suspend the Executive with pay for a period:

(a)	not exceeding four weeks; and

(b)	during which the Company is not obliged to provide the Executive with work; and

(c)	during which the Executive is not permitted to enter or attend the premises of the Company.

12.5	Resignation as Director

If, on termination of this Agreement, the Executive is a director of the Company, Group Company or any Related Body Corporate, the Executive must resign as director of that company (or companies where the Executive holds multiple directorships) and will release the Company, Group Company and Related Body Corporate from liability in respect of completing the resignation of such directorships.

12.6	Appointment of attorney

The Executive irrevocably appoints the chairman of the Board, as appointed from time to time, to be his attorney and in the Executive’s name and on his behalf to execute any document and do anything necessary:

(a)	to assign to the Company any right, title and interest in any Intellectual Property Rights as provided for in clause 14; and

(b)	to effect the Executive’s resignation as a director of the Company or any Group Company if the Executive’s employment with the Company is terminated.

13	Directed Leave Period

13.1	Directed Leave Period

At any time after notice to terminate the Employment is given by either party under clause 12, or if the Executive resigns without giving due notice and the Company does not release the Executive from employment, the Company may require the Executive to comply with any or all of the provisions in clause 13.2 for a period of up to the period specified in Item 6 of Schedule 1 (referred to as the “Directed Leave Period”).

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13.2	Restrictions on Executive

The Company may in writing direct that the Executive does not:

(a)	enter or attend the premises of the Company or of any Group Company;

(b)	contact or have any communication with any customer or client of the Company or the Group in relation to the Company’s or the Group’s business;

(c)	contact or have any communication with any employee, officer, director, agent or consultant of the Company or the Group in relation to the Company’s or the Group’s business; or

(d)	remain or become involved in any aspect of the business of the Company or the Group, except as required by the Company.

13.3	Entitlements of Executive during Directed Leave Period

During the Directed Leave Period, the Executive is entitled to receive their Remuneration Package and all other benefits in accordance with the terms of this Agreement.

13.4	End of Directed Leave Period

At the end of the Directed Leave Period, the Company may, in its absolute discretion, make a payment to the Executive in lieu of the balance of any period of notice given by the Company or the Executive under clause 12, being an amount calculated of the Executive’s Base Salary plus superannuation less any deductions the Company is required by law to make.

13.5	Executive may carry on activities

Nothing in clauses 13.1 to 13.4 inclusive:

(a)	requires the Executive to be idle during the Directed Leave Period and, for the avoidance of doubt and except in relation to the activities set out in clause 13.2, the Executive is able to undertake any activity during the Directed Leave Period provided that such activity does not amount to employment of the Executive by a third party or the provision by the Executive of their services either directly or indirectly to a third party; nor

(b)	precludes the Executive from having normal social contact with friends, relatives or any other persons during the Directed Leave Period provided that such contact does not lead to a breach of any of the provisions of this Agreement.

14	Intellectual Property

14.1	Assignment of Intellectual Property Rights

The Executive assigns to the Company all present and future right, title and interest in and to all Intellectual Property Rights in inventions, works or other subject matter in which copyright exists, designs, developments, databases, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws or any other works in which Intellectual Property Rights exist that are created, written or otherwise brought into existence by the Executive:

(a)	in the course of their employment;

(b)	solely or jointly with others;

(c)	using the Company’s technology; or

(d)	in any way related to the Company or its business,

(“Inventions”).

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14.2	Prior Inventions

The Executive warrants that Schedule 2 lists all inventions, works or other subject matter in which copyright exists, developments, databases, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws or any other works in which Intellectual Property Rights exist that:

(a)	were developed by the Executive prior to their employment with the Company;

(b)	relate to the Company’s proposed business, products or research and development; and

(c)	will not be assigned to the Company under this Agreement,

(“Prior Inventions”).

14.3	Use of Prior Inventions

If the Executive uses Prior Inventions to develop Inventions or they use any material that contains any Intellectual Property Rights not assigned to the Company under clause 14.1 (“Assignment of Intellectual Property Rights”) then the Executive grants to the Company, a perpetual, irrevocable, transferable, non-excusive, royalty-free licence to:

(a)	use, reproduce, modify, adapt and communicate to the public, the Prior Inventions;

(b)	permit any person to assist the Company to do any of the things referred to in clause 14.3; and

(c)	sublicense some or all of the rights in clause 14.3(a) and (b) to any person.

14.4	Moral Rights

The Executive irrevocably waives any Moral Rights they have in the Inventions and irrevocably consents to the Company (or any person authorised by the Company):

(a)	exercising the rights of copyright ownership in the Inventions including the right to use, reproduce, publish, perform, transmit, communicate to the public, adapt, exhibit, modify or destroy the Inventions or any part of it (even if it results in derogatory treatment) without attribution to, or consultation with, the author; and

(b)	attributing another person or persons as the author of the or any part of it.

The Executive warrants they have obtained waivers and consents similar to those in clause 14.2 from any other person with any Moral Rights in the Inventions.

14.5	Assistance in registrations

The Executive agrees to give the Company all necessary assistance in protecting and registering Intellectual Property Rights in Inventions including executing documents relevant to the protection or registration of Intellectual Property Rights.

15	Confidentiality

15.1	Access to Confidential Information

The Executive acknowledges that, having regard to the Executive’s Duties with the Company, they have or will have access to Confidential Information and that disclosure of any Confidential Information or knowledge could materially harm the Company and the Group.

15.2	Acknowledgment

The Executive acknowledges that:

(a)	the Confidential Information is solely and exclusively the property of the Company and the Group;

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(b)	they are subject to obligations in relation to the Confidential Information by reason of this Agreement;

(c)	they are subject to obligations in relation to the Confidential Information in equity and under the common law; and

(d)	the Corporations Act creates certain obligations upon the Executive in respect of use or disclosure of information.

15.3	Not to divulge Confidential Information

The Executive agrees that, during and after the term of the Executive’s employment with the Company, the Executive will not divulge to any person or use any Confidential Information except:

(a)	in the proper course of their Duties; or

(b)	as permitted by the Company; or

(c)	as required by law or compelled by any Government Agency.

15.4	Best endeavours

The Executive agrees that during the term of the Executive’s employment the Executive will use their best endeavours to prevent the publication, use or disclosure of any Confidential Information and without limitation, so far as is reasonably practicable, the Executive must:

(a)	maintain proper and secure custody of Confidential Information; and

(b)	prevent the use by third parties of Confidential Information.

15.5	Information already available to the public

Clauses 15.3 and 15.4 do not apply to information which is freely available to the public, other than as a result of a breach by the Executive of this Agreement.

15.6	Uncertainty

If it is uncertain whether:

(a)	any information is Confidential Information; or

(b)	any Confidential Information is lawfully freely available to the public,

the information is taken to be Confidential Information and it is taken not to be freely available to the public unless the Company informs the Executive in writing to the contrary.

15.7	Limitation of disclosure

Before the Executive discloses any Confidential Information under any law or under compulsion by any Government Agency the Executive must provide the Company with:

(a)	sufficient notice of the disclosure to be made; and

(b)	all assistance and co-operation which the Company considers necessary in regard to such a disclosure.

16	Documents and other property of the Company

16.1	Return of property on cessation

On cessation of the Executive’s employment with the Company, the Executive agrees to immediately deliver to the Company or its authorised representative without any further demand:

(a)	any documents in the Executive’s possession, custody or control relating in any way to any Confidential Information of the Company or the Group, or to the business or affairs of the Company or the Group; and

(b)	any property (including any computer software, hardware or programs) of the Company or the Group or thing which the Company or the Group is entitled to possess.

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16.2	Retention of documents

The Executive is not entitled to retain a copy of a document referred to in clause 16.1.

17	Publications

The Executive must obtain express approval from the Company before making any media announcement, statement or release, in respect of the Executive’s activities, the Company or any termination from the Company.

18	Protection of the Company’s interests

18.1	Non-competition undertaking

(a)	The Executive must not, during the Restraint Period, either directly or indirectly, be engaged, concerned, or interested in any business which is the same as or substantially similar to the Business (or any material part of it) in the Restrained Geographic Location:

(i)	alone or in association or partnership with; or

(ii)	as an employee, agent, director, member, shareholder or trustee of; or

(iii)	as a consultant or adviser to,

any person, firm, company, trust, organisation or other entity.

(b)	Nothing in this clause 18.1 prevents the Executive from being a shareholder in a company whose shares are quoted on the Australian Stock Exchange Limited and of which the Executive holds less than 5% of the issued capital even though the company carries on a business which engages in any business which is the same as or substantially similar to the Business (or any material part of it) during the Restraint Period in the Restrained Geographic Location.

18.2	Non-solicitation undertaking

The Executive must not during the Restraint Period directly or indirectly (whether on the Executive’s own account or for any other party):

(a)	solicit or endeavour to solicit from the Company or the Group the business or services of any person who was a customer or supplier of the Company or the Group (including any person in the process of being engaged as such a customer or supplier) and who the Executive had dealings with or knowledge of during the period of 12 months immediately prior to the cessation of the employment; or

(b)	entice away or endeavour to entice away from the Company or the Group any employee, contractor or agent of the Company or the Group or anyone who was at any time during the period of 12 months immediately prior to the cessation of the Executive’s employment by the Company an employee, contractor, or agent of the Company or the Group.

18.3	Trade marks and names

The Executive undertakes that they will not at any time following the cessation of their employment with the Company use a logo, symbol, trade mark or business name substantially identical or deceptively similar to a trade mark of business name owned or used by the Company or the Group.

18.4	Restrictive covenants

(a)	The Executive acknowledges and agrees that:

(i)	the Company has spent and will spend money and effort in establishing and maintaining its business, its products, its supplier relationships, its client and customer base, and its Confidential Information;

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(ii)	the restrictions imposed by this clause 18 are reasonable and necessary to protect the interests of the Company and the Group; and

(iii)	the Executive has received adequate consideration for the restraint obligations imposed by this clause 18.

(b)	The restraints under this clause 18 (including the definition of Restraint Period and Restrained Geographic Location), each have the effect as if each clause and definition consists of separate provisions, each being severable from the other. Each separate provision consists of each of the undertakings set out in clause 18 (including the definition of Restraint Period and Restrained Geographic Location) combined with each separate Restraint Period and each separate Restrained Geographic Location. If any of those separate provisions is invalid or otherwise unenforceable for any reason, the invalidity or unenforceability does not affect the validity or enforceability of any other of the separate provisions.

19	Handling of personal information

The Company will be required to request and hold personal information relating to the Executive for the purposes of administering their employment. The Company may be required to disclose personal information it holds regarding the Executive to its related companies and other third parties for purposes related to the Executive’s employment. The Executive consents to the Company or any of its related bodies corporate disclosing such information for this purpose, and any other related purpose.

20	Surveillance

The Company and the Group utilises a number of practices to monitor its premises and employees. The Executive consents to the Company storing, accessing, tracking, monitoring and reading all information received or transmitted by the Company’s monitoring systems, including in respect of the Company’s IT systems, resources and databases including in accordance with any IT policy issued by the Company (or the Group), from time to time.

21	Continuing obligations

Without limiting the other provisions of this Agreement, the following clauses survive termination (for whatever reason) of this Agreement:

(a)	clauses 12.5 and 12.6 (“Resignation as Director” and “Appointment as attorney”)

(b)	clause 14 (“Intellectual property”);

(c)	clause 15 (“Confidentiality”);

(d)	clause 16 (“Documents and other property of the Company”);

(e)	clause 18 (“Protection of the Company’s interests”); and

(f)	any other clause which by its nature is intended to survive (eg: clause 27).

22	Notices

22.1	Form

Unless expressly stated otherwise in this Agreement, all Notices must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

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22.2	Delivery

Notices must be:

(a)	left at the address set out or referred to in the Details;

(b)	sent by certified, registered or express mail, with postage prepaid or by hand delivery to the address set out or referred to in the Details; or

(c)	given in any other way permitted by law.

However, if the intended recipient has notified a changed postal address then the communication must be to that address.

22.3	When effective

Notices take effect from the time they are received unless a later time is specified.

22.4	Receipt - post

If sent by post, Notices are taken to be received three days after posting (or seven days after posting if sent to or from a place outside Australia).

22.5	Receipt - general

Despite clause 22.4, if Notices are received after 5.00 pm in the place of receipt or on a nonBusiness Day, they are to be taken to be received at 9.00 am on the next Business Day.

23	Assignment

The Executive consents to all reasonable requests to their employment being transferred by the Company to another Group Company following consultation by the Company with the Executive. Consultation will consist of discussion and agreement by both parties of the modification of the current terms and conditions of employment that will put effect to the transfer. The Company must provide one month’s written notice of this transfer to the Executive.

24	Entire agreement

This Agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter. No oral explanation or information provided by either party to the other:

(a)	affects the meaning or interpretation of this Agreement; or

(b)	constitutes any collateral agreement, warranty or understanding between the Executive and the Company.

25	No representations or warranties

The Executive acknowledges that in entering into this Agreement they have not relied on any representations or warranties about the subject matter of this Agreement except as provided in this Agreement.

26	Waiver and variation

26.1	No waiver

Failure or omission by the Company at any time to enforce or require strict or timely compliance with any provision of this Agreement does not affect or impair that provision in any way or the rights of the Company to avail itself of the remedies it may have in respect of any breach of that provision.

26.2	Notice in writing required

A provision of or a right created by this Agreement may not be:

(a)	waived, except in writing signed by the party granting the waiver; or

(b)	varied, except in writing signed by the parties.

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27	Governing law and jurisdiction

27.1	Governing law

This Agreement is governed by the law in force in New South Wales.

27.2	Jurisdiction

Each party submits to the exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

28	Interpretation

28.1	Construction

No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this Agreement or any part of it.

28.2	Definitions

The following words have these meanings in this Agreement unless the contrary intention appears.

Agreement means this agreement.

Authorised Officer means the chairman of the Board or such other person appointed by the Board in writing to act as an Authorised Officer for the purposes of this Agreement.

Business means the business of research, development and commercialisation of human therapeutics for the treatment of oncology conditions.

Business Day means a day other than a Saturday, Sunday or public holiday in the place or places set out in Item 8 of Schedule 1.

Commencement Date has the meaning given to it in clause 1 of this Agreement.

Company means the company the details of which are set out in the Details section.

Company Policies means the policies and procedures adopted and amended by the Company and the Group from time to time.

Confidential Information means information that the Executive had access to during their employment with the Company or in the Business including but not limited to:

(a)	information in any way relating to customers, suppliers, transactions (or affairs), financial information (relating to the Company, or disclosed by customers or suppliers), business forecasts, ideas, concepts and/or techniques used by the Company and the Group including (without limitation):

(i)	customer and supplier lists, their contact details and details of expenditure and consumption;

(ii)	information relating to any pharmacological technology, drug or compound worked on, developed, discovered or identified by the Company, including all technical and business information relating to the manufacture, use or effectiveness of such;

(iii)	the fees, prices and costs at which the Company sells goods and services to customers or sources materials or information from suppliers or clients;

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(iv)	trade secrets;

(v)	business forecasts, strategic plans and projections, operational structure, methodology and future developments of the Company and the Group;

(vi)	marketing and public relations information including marketing plans and methodologies, promotional material and presentations; and

(b)	any document marked “confidential” or which is otherwise indicated to be subject to an obligation of confidence or any other information which is declared by any company in the Group (whether in writing or otherwise) to be confidential, but excludes information that enters the public domain without any breach of this Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Details means the section of this Agreement headed “Details”.

Duties means the duties, functions and responsibilities of the Executive under this Agreement.

Employment means employment of the Executive by the Company under this Agreement.

ESOP means the Company’s employee share option plan 2015 as amended from time to time.

Executive means the person whose details are set out in the Details section.

Government Agency means any government authority (either within or outside Australia) or any of its executives, delegates, agents or attorneys.

Group means the Company and each of its Related Bodies Corporate as that term is defined in the Corporations Act 2001 (Cth).

Group Company means a company that is part of the Group (for example, it includes CanTx Inc).

Insurance Benefits means the insurance benefits described at Item 4.3 in Schedule 1.

Inventions has the meaning given to it in clause 14.1 (“Assignment of Intellectual Property Rights”).

Intellectual Property Rights means all intellectual property rights including current and future registered and unregistered rights in respect of copyright, designs, circuit layouts, trade marks, trade secrets, know-how, confidential information, patents, inventions and discoveries and all other intellectual property as defined in Article 2 of the convention establishing the World Intellectual Property Organisation, 1967.

Location means the location specified in Item 7 of Schedule 1.

Moral Rights means any moral rights including the rights described in Article 6 of the Berne Convention for Protection of Literary and Artistic Works 1886 (as amended from time to time), being “droit moral” or other analogous rights arising under any statute (including the Copyright Act 1968 (Cth)) or any other law of the Commonwealth of Australia, that exist or come to exist anywhere in the world.

Notices means all notices, certificates, consents, approvals, waivers and other communications in connection with this Agreement.

Options Package means the options package described in Schedule 3.

Position means the position specified in Item 9 of Schedule 1 and any other position to which the Executive is appointed in accordance with this Agreement.

Prior Inventions has the meaning given to it in clause 14.3.

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Related Body Corporate means related body corporate as that term is defined under the Corporations Act 2001 (Cth).

Relocation Allowance means the relocation allowance described in Item 4.4 of Schedule 1.

Remuneration Package means the Executive’s remuneration set out in clause 6 (“Remuneration”) and includes any variations as agreed between the Executive and the Company or as determined by the Company.

Restrained Geographic Location means the location specified in Item 10 of Schedule 1.

Restraint Period means the period of the Executive’s employment with the Company and the period specified in Item 11 of Schedule 1 from the cessation of the Executive’s employment with the Company.

30 Day VWAP means the 30 day volume weighted average price of the Company’s ordinary shares.

28.3	Reference to certain general terms

In this Agreement, unless the contrary intention appears:

(a)	(ESOP terminology) in respect of matters in this Agreement relating to the ESOP, a term in this Agreement in respect of options has the meaning given to it in the ESOP;

(b)	(variation or replacement) a reference to this Agreement or another instrument includes any variation or replacement of either of them;

(c)	(clauses, annexures and schedules) a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this Agreement;

(d)	(reference to statutes) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(e)	(law) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(f)	(singular includes plural) the singular includes the plural and vice versa;

(g)	(person) the word “person” includes a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association or an authority;

(h)	(executors, administrators, successors) a reference to a person includes a reference to the person’s executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

(i)	(calculation of time) if a period of time is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive to that day;

(j)	(reference to a day) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(k)	(payment of money) where a day specified by this Agreement for the payment of money falls on a Saturday, Sunday or a day appointed as a public holiday for the whole day, the day so specified will be taken to be the day preceding the day so specified which is not in turn a Saturday, Sunday or day so appointed as a holiday for the whole day;

(l)	(dollars) Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

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(m)	(meaning not limited) the words “include”, “including”, “for example” or “such as” are not used as, nor are they to be interpreted as, words of limitation, and, when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind; and

(n)	this Agreement includes the schedules to it.

28.4	Headings

Headings (including those in brackets at the beginning of paragraphs) are inserted for convenience and do not affect the interpretation of this Agreement.

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Novogen -	Executive Employment Agreement

Schedule 1 -	Key Terms

Key terms

Item 1	Commencement Date (clause 1.1):

1 February 2016

Item 2	Probationary Period (clause 1.2)

None

Item 3	Base Salary (clause 6.1(a)(i))

A$400,000 per annum (excluding superannuation)

Item 4	Other benefits (clause 6.1 (a)(iii)):

Item 4.1 - Options Package

Both options packages set out in Schedule 3, subject to:

• relevant regulatory and shareholder approvals (this is a condition of the Executive joining the ESOP); and

• the terms of the ESOP.

Item 4.2 - Performance Bonus

At the discretion of the Board, and measured against the key performance indicators in place for the relevant year, each year the Executive may receive a performance bonus valued at up to 30% of the Base Salary (subject to clause 6.1(b)).

Item 4.3 - Insurance Benefits

During the term of the Agreement only, basic health insurance cover and basic life insurance cover for the Executive (subject to clause 6.4).

Item 4.4 - Relocation Allowance

The Company will make a one-off reimbursement of reasonable relocation expenses incurred by the Executive in relocating to his residence in Brisbane up to the cap of A$50,000 (Reimbursement Amount). If the Executive resigns or is terminated for breach during the first two years of his employment, he must repay the Reimbursement Amount to the Company on the following basis::

• 0 to 12 months - repay 100%;

• 12 months to 18 months - repay 50%;

• 18 months to 2 years - repay 25%;

• From 2 years - repay 0%.

(Note: the subsequent period starts the day after the anniversary set out in the previous period).

Item 5:	Remuneration review (clause 6.2)

The date for annual review is January each year

Item 6:	Termination on notice (clause 12.1) and Directed Leave Period (clause 13.1)

The period is 6 months

Item 7:	Location means Sydney

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Item 8:	Business Day place means New South Wales

Item 9:	Position means Chief Executive Officer

Item 10:	Restrained Geographic Location is: (a) Australia and New Zealand; (b) Australia; (c) New South Wales; (d) Sydney. (see clause 18 for the application of Restrained Geographic Location)

Item 11:	Restraint Period is: (a) 12 months; (b) 9 months; (c) 6 months; (d) 3 months. (see clause 18 for the application of Restraint Period)

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Novogen - Executive Employment Agreement

Schedule 2 - Prior Inventions

Title of Prior Invention	Date of creation	Brief description (including any registration or application details)
None

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Novogen - Executive Employment Agreement

Schedule 3 - Options Package

Package 1

Number of options	5 million options[1]

Exercise price	A premium of 45%[2] on the 30 Day VWAP of shares in Novogen Limited at the close of business on the date that is 2 days after the date of the market announcement of the Executive’s appointment as CEO.

Vesting schedule	From the Commencement Date: (a) 6 months: 750,000 options; (b) 1 year: 750,000 options; (c) 18 months: 750,000 options; (d) 2 years: 750,000 options; and (e) 3 years: 2,000,000 options.

Exercise Period start date	For tranches (a) to (d): on the second anniversary of the Commencement Date.[3] For tranche (e): on the third anniversary of the Commencement Date (ie: the vesting date for that tranche)[3]

Option Period end date	The earlier of: (a) the date of termination of the Executive’s employment (for any reason); and (b) the date that is 5 years after the Commencement Date.

Package 2

Number of options	2.5 million optionsi

Exercise price	A premium of 90%2 on the 30 Day VWAP of shares in Novogen Limited at the close of business on the date that is 2 days after the date of the market announcement of the Executive’s appointment as CEO.

Vesting schedule	From the Commencement Date: (a) 4 years: 2,500,000 options.

Exercise Period start date	On the fourth anniversary of the Commencement Date (ie: the vesting date for that tranche).3

Option Period end date	The earlier of: (a) the date of termination of the Executive’s employment (for any reason); (b) the date that is 5 years after the Commencement Date.

1.	One option gives the holder of the option the right to acquire one ASX listed ordinary share in Novogen Limited (at the relevant exercise price).
2.	The premium % is in addition to the VWAP.
3.	For the avoidance of doubt, the Executive may only exercise during the term of the employment.

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Novogen - Executive Employment Agreement

Signing page

EXECUTED as an agreement on:

SIGNED by James Garner in the presence of:

Signature of witness	Date

Name of witness (block letters)	Signature of James Garner

EXECUTED by Novogen Limited ACN 063 259 754 in accordance with section 127 of the Corporations Act 2001 (Cth):

Signature of director	Signature of director/secretary

Name	Name and capacity

Novogen Executive Employment Agreement page 22